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                              AIM Investment Funds
                          11 Greenway Plaza, Suite 100
                            Houston, Texas 77046-1173
                                  713-626-1919


January 25, 2007


VIA EDGAR

U. S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Re:  AIM Investment Funds
     Pre-Effective Amendments No. 1 and No. 2 to the Registration Statement On Form N-14 (File No. 333-19338)

Ladies and Gentlemen:

On behalf of AIM Investment Funds (the "Fund"), I hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended (the " '33 Act"), the withdrawal of the Fund's Pre-Effective Amendment No. 2 to its Registration Statement on Form N-14 (the "Amendment") filed with the U.S. Securities and Exchange Commission ("SEC") on January 25, 2007, Edgar Accession No. 0000-950129-07-000172. The Fund has determined that the Amendment was inadvertently filed under the Fund's '33 Act number, 033-19338, rather than 333-138762, the '33 Act number issued in connection with the Fund's registration statement on Form N-14, filed with the SEC on November 16, 2006, Edgar Accession No. 0000-950129-06-009754. Additionally, the Fund has also determined that its Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 filed with the SEC on December 15, 2006, Edgar Accession No. 0000-950129-06-010176, inadvertently filed under the Fund's '33 Act number, 033-19338, rather than the Fund's N-14 '33 Act number, 333-138762, and has confirmed such with the SEC. No securities were sold in connection with the offering.

If you have any questions regarding this matter, please do not hesitate to contact Peter Davidson at 713.214.7888.


Sincerely,

/s/ PETER A. DAVIDSON

Peter A. Davidson
Counsel